UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

STATE OF INCORPORATION: NV

IDENTIFICATION NUMBER: 85-4017786

NOTIFICATION OF LATE FILING

(Check One)

☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form N-CSR

☐	Form 10-Q	☐	Form 10-D	☐	Form N-SAR

For Period Ended: December 31, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

Part I - Registrant Information

Specificity, Inc.

Full Name of Registrant

Former Name if Applicable

8429 Lorraine Rd, Suite 377

Address of Principal Executive Office (Street & Number)

Lakewood Ranch, FL 34202

City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11- K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to complete its preparation of its Form 10K for the period ended December 31, 2024 in a timely matter because of unanticipated delays as a result of the BF Borgers’ settlement with the SEC. The Board of Directors of Specificity, Inc. dismissed BF Borgers as our independent registered public accounting firm and engaged CM3 Advisory as our new independent registered public accounting firm. As a result, our audit for the year ended December 31, 2023 was delayed while CM3 Advisory conducted audit procedures on our opening balances for January 1, 2022, fiscal years ended December 31, 2022 and 2023. These unforeseen delays have also prevented us from filing.

Part IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

Jason Wood	(813)	364-4744
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

☒Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

☐Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if applicable, state the reasons why a reasonable estimate of the result cannot be made.

Specificity, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 01, 2025	By:	/S/ Jason Wood
Jason Wood, Chief Executive Officer